EXHIBIT 99.1

News Release dated September 8, 2016, Suncor Energy announces $1.0 billion medium term note offering

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces $1.0 billion medium term note offering

Calgary, Alberta (Sept. 8, 2016) – Suncor announced today that it will issue an aggregate of $1.0 billion of senior unsecured Series 5 Medium Term Notes (the “Offering”).  The Offering will be conducted in two tranches consisting of $700 million of senior unsecured Series 5 Medium Term Notes maturing on Sept. 14, 2026 (the “2026 Notes) and $300 million of senior unsecured Series 5 Medium Term Notes maturing on Sept. 13, 2046 (the “2046 Notes”, and collectively with the 2026 Notes, the “Notes”). The 2026 Notes will have a coupon of 3.00% and have been priced at $99.751 per note to yield 3.029% and the 2046 Notes will have a coupon of 4.34% and have been priced at $99.900 per note to yield 4.346%.

Suncor intends to use the net proceeds from the sale of the Notes to repay existing short-term indebtedness.  The Notes are being offered through a syndicate of dealers led by CIBC World Markets Inc., BMO Nesbitt Burns Inc. and HSBC Securities (Canada) Inc. under Suncor’s short form base shelf prospectus dated June 29, 2016. The Offering is expected to close on Sept.13, 2016.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes in any jurisdiction.  The Notes have not been approved or disapproved by any regulatory authority. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold within the United States unless an exemption from the registration requirements of the U.S. Securities Act is available.

Legal Advisory – Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. In this news release, such forward-looking statements can be identified by terminology such as “will”, “intends”, “expected” and similar expressions suggesting future events or future performance.  In particular, forward-looking statements in this news release include references to the Offering, the expected closing date and size of the Offering and the anticipated use of the net proceeds of the Offering.  Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated July 27, 2016 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated Feb. 25, 2016, Suncor’s short form base shelf prospectus dated June 29, 2016 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/financialreports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com